[NEWBRIDGE HEADED PAPER]
September 21, 2007
Babette Cooper
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	NewBridge Bancorp Item 4.01 Form 8-K Filed September 17, 2007 File No. 0-11448
Dear Ms. Cooper:
     I refer to your letter, dated September 18, 2007.
     In response to your letter, NewBridge Bancorp has filed the attached Form 8-K/A, which clarifies that there have been no disagreements with the former auditor since June 30, 2007. The draft Form 8-K/A was copied to the former auditor, who issued the updated letter, attached to the Form 8-K/A.
     As requested by you, on behalf of NewBridge Bancorp, I acknowledge that:

Babette Cooper
September 21, 2007

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Robert F. Lowe
Robert F. Lowe,
Chief Executive Officer, NewBridge Bancorp

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 8-K/A
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported) September 17, 2007
NEWBRIDGE BANCORP
(Exact Name of Registrant as Specified in Charter)

North Carolina	000-11448	56-1348147
State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

1501 Highwoods Boulevard, Suite 400,	27410
Greensboro North Carolina
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code (336) 369-0900
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
     ☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
     ☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
     ☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
     ☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01.     Changes in Registrant’s Certifying Accountants.
     (a) On September 17, 2007, NewBridge Bancorp (“NewBridge”) advised Turlington and Company, L.L.P. (“Turlington”) that it was dismissed as its independent registered public accounting firm. Turlington’s reports on NewBridge’s financial statements for the fiscal years ending December 31, 2006 and 2005, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was recommended and approved by the Audit Committee of the Board of Directors of NewBridge. During fiscal years ending December 31, 2006 and December 31, 2005 and through the period ended September 17, 2007, there were no disagreements with Turlington on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures which disagreements, if not resolved to Turlington’s satisfaction, would have caused Turlington to make reference thereto in their reports on the financial statements for such periods.
     NewBridge has complied with Item 304(a)(3) of Regulation S-K.
     (b) On September 17, 2007, NewBridge appointed Grant Thorton LLP (“Grant Thorton”) as its independent registered public accounting firm for the fiscal year ending December 31, 2007. NewBridge has not consulted with Grant Thorton during the last two fiscal years ending December 31, 2006 and 2005, or during any subsequent interim period preceding the date hereof, on the application of accounting principles to a specific contemplated or completed transaction, the type of audit opinion that might be rendered on NewBridge’s consolidated financial statements, or any matter that was the subject of a “disagreement” or a “reportable event” as such terms are described in Item 304(a)(1)(iv) and (v) of Regulation S-K.
Item 9.01.     Financial Statements and Exhibits.
     Exhibit 16.1     Letter from Turlington regarding change in certifying accountant.

EXHIBIT INDEX
The following exhibit is filed herewith:
Exhibit 16.1     Letter from Turlington regarding change in certifying accountant.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 18, 2007	NEWBRIDGE BANCORP

	By:	/s/ Robert F. Lowe

Robert F. Lowe, Chairman and Chief Executive Officer

September 18, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K/A dated September 18, 2007, of NewBridge Bancorp and are in agreement with the statements contained in paragraph (a) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Turlington and Company, LLP